DREYFUS TREASURY PRIME CASH MANAGEMENT
STATEMENT OF INVESTMENTS

October 31, 2005 (Unaudited)

U.S. Treasury Bills--100.3%	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
11/17/2005	3.25	43,500,000	43,437,482
11/25/2005	3.46	1,116,269,000	1,113,706,282
12/1/2005	3.52	304,000,000	303,116,333
12/8/2005	3.41	125,000,000	124,565,764
12/22/2005	3.34	308,000,000	306,557,380
12/29/2005	3.65	122,000,000	121,288,727
1/26/2006	3.58	150,000,000	148,734,188
2/2/2006	3.60	100,000,000	99,081,625
2/9/2006	3.63	100,000,000	99,006,944
Total Investments (cost $2,359,494,725)	**100.3%**		**2,359,494,725**
Liabilities, Less Cash and Receivables	**(.3%)**		**(6,140,931)**
Net Assets	**100.0%**		**2,353,353,794**

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.